Exhibit 99.1

Concordia Healthcare Announces PDT with Photofrin® Data and Provides Corporate Update

OAKVILLE, ON – June 17, 2016 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, today announced positive findings from an analysis of Photodynamic Therapy (PDT) with Photofrin® clinical data and also provided a corporate update.

PDT With Photofrin® Data

PDT with Photofrin® is Concordia’s light-based cancer treatment that combines a photosensitizing drug called Photofrin® (porfimer sodium) with a specific type of light to attack cancer cells. PDT with Photofrin® has three U.S. Food and Drug Administration-approved oncology indications: esophageal cancer, Barrett’s Esophagus and non-small cell lung cancer.

The Company is also evaluating Photofrin® as a rare disease product candidate through a Phase 3 clinical trial. The ongoing Phase 3 trial is evaluating the product’s safety and efficacy as a potential treatment for cholangiocarcinoma, or bile duct cancer, which is a rare disease affecting approximately 2,000-3,000 patients annually in the United States.

Last week, an abstract was published at the American Society of Clinical Oncology (ASCO) annual meeting assessing the effectiveness of PDT compared to non-PDT ablation in patients with non-small cell lung cancer. The analysis using the SEER medical database showed advantages with PDT compared to non-PDT ablation in terms of post-treatment survival.

The Company also intends to participate in a number of upcoming events to communicate data to the oncology community about PDT with Photofrin®. These events include CHEST 2016, an annual conference hosted by the American College of Chest Physicians, and SPIE 2016, an annual meeting focused on an interdisciplinary approach to the science and application of light.

Update on Arbitration Proceeding

Concordia also announced today that it has settled a previously disclosed arbitration proceeding commenced by a former financial advisor to the Company, whereby the financial advisor was claiming it was owed approximately $38.3 million (plus accrued interest on such amount). As part of the settlement, the parties have released all claims against each other and the Company has agreed to pay a settlement amount of $12.5 million.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drug Division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the evaluation of Photofrin® as a rare disease product candidate, the safety and efficacy of Photofrin® as a potential treatment for cholangiocarcinoma, the effectiveness of PDT compared to non-PDT ablation, post-treatment survival advantages of PDT compared to non-PDT ablation, and participation by the Company in events to communicate data to the oncology community about PDT with Photofrin®. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with clinical trials, risks related to developing new product indications, risks relating to Concordia’s securities, Concordia’s growth, risks associated with the use of Concordia’s products, increased leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates, the pharmaceutical industry and the regulation thereof, economic factors, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Adam Peeler

Concordia Healthcare Corp.

905-842-5150 x 240

apeeler@concordiarx.com